Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc.

Forward-Looking Statements

These communications contain forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-Related Information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which have been amended to reflect the terms of the recommended offer, and Cadbury has filed an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

FINAL TRANSCRIPT

▶ ▶ ▶

Conference Call Transcript KFT—Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc Event Date/Time: Jan. 19. 2010 / 8:00AM ET

1
THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us
© 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

CORPORATE PARTICIPANTS

Irene Rosenfeld

Kraft Foods, Inc. - Chairman, CEO

Tim McLevish

Kraft Foods, Inc. - EVP, CFO

Chris Jakubik

Kraft Foods, Inc. - VP of IR

CONFERENCE CALL PARTICIPANTS

James Targett

Consumer Equity Research - Analyst

Chris Growe

Stifel Nicolaus - Analyst

Alexia Howard

Sanford Bernstein - Analyst

Jon Feeney

Janney Montgomery - Analyst

Ed Aaron

RBC Capital Markets - Analyst

Jon Cox

Kepler - Analyst

Sachin Shaw

Capstone Global Markets - Analyst

Vincent Andrews

Morgan Stanley - Analyst

Lee Dunlop

Cazenove - Analyst

Andrew Lazar

Barclays Capital - Analyst

Pierre Tegner

Oddo - Analyst

Robert Moskow

Credit Suisse - Analyst

Ian Davey

Nomura - Analyst

David Palmer

UBS - Analyst

Simon Freeman

Credit Suisse - Analyst

Eric Sarossa

Consumer Edge Research - Analyst

Warren Ackerman

Evolution Securities - Analyst

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

PRESENTATION

Operator

Welcome to the Kraft Foods conference call. Hosting the call today is Irene Rosenfeld, Chairman and CEO. She is joined by Tim McLevish, Executive Vice President and CFO, and Chris Jakubik, Vice President Investor Relations. Today’s call is being recorded and will be available for replay two hours after the conclusion of the conference call.

At this time all participants have been placed in a listen-only mode and the floor will open for your questions following the presentation. (Operator Instructions). We’d appreciate limiting your questions to one per person. (Operator Instructions). It is now my pleasure to turn the floor over to Irene Rosenfeld; you may begin.

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Good day. Thank you for joining us. It’s been a very busy few days. Before I get started let me take care of some housekeeping, here’s our Safe Harbor statement. And this slide shows some additional required disclosures related to today’s announcement. With that out of the way let’s get started.

First, I’m pleased to announce the terms of our final offer for Cadbury. And I’m even more pleased that this offer is a recommended one with the unanimous support of Cadbury’s Board of Directors. Under terms of the final offer Cadbury shareholders will be entitled to receive 500 pence in cash and 0.1874 Kraft Foods shares for each Cadbury share. Based on Friday’s closing stock price and it yesterday’s exchange rate that values each Cadbury share at 840 pence.

We believe this final offer represents a compelling value for Cadbury shareholders. It represents an attractive premium and a fair price at a 13 multiple of 2009 EBITDA. It also provides both value certainty with 60% of the consideration in cash and a stock component that allows Cadbury shareholders to participate in the upside of the combined company.

As we’ve said all along, we respect and wish to preserve Cadbury’s proud heritage and traditions. Indeed this deal is about growth. Our enhanced scale will allow us to increase investment in Cadbury’s iconic brands and continue to maintain a strong presence in the UK. As a result this combination will create opportunities for talented employees of both organizations as part of a new $50 billion global company. And as we have done with the LU biscuit acquisition, we plan to take a best of both approach from sales and marketing to distribution and management.

This transaction also delivers substantial value for current Kraft Foods shareholders. This combination helps transform our portfolio and accelerate our long-term organic revenue growth from 4% or more to 5% or more. The transaction will be accretive to cash EPS by approximately $0.05 in 2011, the first full year of the combined company, and will enhance our long-term EPS growth rate from 7% to 9% to 9% to 11%.

We have also significantly reduced the number of shares we will issue in the transaction, thereby preserving greater upside for our current shareholders. Our recommended offer is well within our commitment to maintain financial discipline. From the very beginning of this process we set out four key criteria.

First, accretion to cash EPS in the second year; our final offer is expected to add approximately $0.05 to earnings in 2011. Second, a return on investment well in excess of our cost of capital; our final offer delivers a mid teens internal rate of return. Third, maintaining our investment grade credit rating; we expect this to be confirmed by the ratings agencies. And fourth, maintaining our dividend which we have done.

As you can see, our final offer falls well beyond — excuse me — as you can see, our final offer falls well within the bounds of these criteria. It’s been a long day.

As we said when we announced our original offer, Cadbury is a perfect fit with our four long-term strategic priorities. First, our focus on growth categories by continuing to transform Kraft into the world’s leading snacks, confectionery and quick meals company. We’ve exited slow growth and lower margin businesses and we’ve reinvigorated our high cash flow businesses to fund additional growth opportunities.

Second, we’ve expanded our footprint in developing markets to capitalize on both population and economic growth trends. This further creates opportunities over the long term as consumers trade up to more of our products. This also provides scale to efficiently invest in infrastructure in key geographies.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Third, we’re expanding our presence in growing trade channels. Instant consumption channels like convenience stores continue to gain share versus traditional channels in the US and EU. These channels provide consumers with increased access to significant parts of our portfolio. They’re highly incremental to our base businesses and typically deliver higher margins.

And finally, we’re targeting industry leading margins. We’ve made great strides in improving our portfolio mix and we have significantly expanded our margins by reducing our costs while enhancing product quality. Let’s look again at each of these four priorities to underscore the power of a combination of Kraft Foods and Cadbury.

In terms of growth, Cadbury has a strong portfolio with leading market positions in the fast-growing confectionery category. This makes our combined business well positioned to drive chocolate growth and margins. A strong competitor in the high-growth gum segment and a significant player in sugar confectionery, including a strong niche position with Hall’s.

As you know, confectionery is an attractive category and it’s one that’s experiencing strong growth across all segments. Gum in particular has enjoyed the most rapid growth capitalizing on its health and functional benefits. On a combined basis Kraft Foods and Cadbury will be a global leader across all major segments — chocolate, gum and sugar confectionery. More important, our combined sales will be heavily weighted toward the higher growth chocolate and gum segments.

Together we will be a global leader in the confectionery category and we’ll have leading market shares in many countries. This is important because we believe scale will be an increasing source of competitive advantage in both the confectionery category and the food industry as a whole. And being a global leader in both confectionery and biscuits will not only provide our combined businesses with significant scale, but also with tremendous innovation opportunity.

In addition the combined company will offer a diversified portfolio of leading confectionery brands. These include key global brands such as Milka, Cadbury, Trident and Hall’s. Together we will have more than 40 brands with revenues over $100 million; brands that are icons in their respective markets.

In terms of our focus on developing markets, Cadbury has a broad geographic reach, reach that is highly complementary to our own and will lead to increased scale in key developing markets.

From a Kraft Foods perspective Cadbury gives us a meaningful entry into India. It will fundamentally transform our business in Mexico and we mustn’t overlook the opportunities and growing markets like Turkey and South Africa. For Cadbury Kraft Foods will substantially strengthen its presence in Brazil, Russia and China. The next slide provides the details.

As you can see here, the percentage of Kraft Foods net revenues from developing markets will increase from about 20% today to about 25% when combined with Cadbury. What’s more, we will create greater local scale in key developing markets for all of our categories. As the right side of this chart shows, we estimate that combined net revenues in Brazil will be approximately $1.6 billion; in Russia, $1 billion; in China, $450 million; and about $850 million in Mexico.

In terms of expanding our presence in growing trade channels, Cadbury has a strong infrastructure in instant consumption channels like convenience stores and petrol stations. Our highly complementary sales and distribution capabilities will provide enhanced scale with a strong platform from which to distribute more of our current products. Together we will possess exceptional go-to-market capabilities. Each of our companies will benefit from the complementary strengths in sales and distribution.

Kraft Foods is strong in modern retail channels, that is traditional grocery stores; indeed our scale is unmatched in North America where we have unique capabilities to drive performance. This is most evident with our winning wall-to-wall sales initiative. And as large retail formats grow globally we’re in a strong position to capitalize on that.

At the same time Cadbury is very strong in instant consumption channels. This is an important class of trade in both developed and developing markets, in part because instant consumption channels provide incremental reach to large retail formats. What’s more, these channels typically offer opportunities for both higher growth and higher margins.

Finally, in terms of margin expansion, a combination with Cadbury promises significant synergies and cost savings. On the top line we’ve identified meaningful revenue synergies. As you’ve already seen, our companies have highly complementary geographic footprints. This will offer terrific opportunities from enhanced distribution, marketing leverage and investments in new product development.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Based on our discussions with Cadbury we’ve also revised our target of annual cost savings to at least $675 million. To be clear, these are over and above the current programs at both companies, including Cadbury’s Vision Into Action program.

Thus far we’ve identified potential annual pretax cost savings in three areas — operational savings of $300 million resulting from efficiencies and economies of scale in procurement, manufacturing, customer service, logistics and research and development; general and administrative synergies of $250 million which is $50 million higher than our previous estimate; and marketing and selling synergies of $125 million resulting from efficiencies and economies of scale in marketing, media and selling expense. We expect to achieve the run rate on those savings by the end of the third year and we estimate one-off implementation costs of about $1.3 billion.

We believe these targets are highly achievable and we’ve proven our ability to successfully integrate acquisitions over the past several years. We entered the rapidly growing snacks category with the acquisition of Nabisco in 2000. This transaction increased Kraft Foods’ global revenues by 30% and stepped up our scale in Latin America and Asia Pacific. The Nabisco integration was quite successful with synergies exceeding our original targets.

In 2006 we acquired United Biscuit’s operations in Spain and Portugal. This acquisition brought us a European manufacturing base for biscuits and returned to us the rights to our Nabisco trademarks in a number of key markets. We added approximately $400 million in revenue and $70 million in operating profit. The integration of this business also proceeded on track and well within our expectations.

And in December 2007 we acquired the LU Biscuit business from Groupe Danone. This acquisition expanded our global presence in biscuits. It provided a strong third leg to our European business in addition to chocolate and coffee. And it significantly increased our presence in developing markets. We’re now the leading global player in biscuits by a very wide margin. We added approximately $2.6 billion in revenue and $400 million in operating profit. Once again, to date we’re well ahead of plan in realizing synergies.

Because of our strong track record in integration planning and execution, we are highly confident in our ability to deliver on these synergy commitments. The combination of Kraft Foods and Cadbury is a terrific opportunity, an opportunity that increases our long-term growth targets while still generating near-term financial benefits.

This transaction accelerates our long-term growth to 5% plus on the top line and enhances our long-term EPS growth to 9% to 11%. At the same time in the near term we expect the transaction to be accretive to cash EPS by approximately $0.05 in 2011 with a mid teens IRR.

This is truly a transformational combination. In sum, I believe our recommended offer represents an attractive value for both Cadbury and Kraft shareholders to own a combined company with growth prospects at the top tier of the global food industry. Thank you very much and now Tim and I would be happy to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). James Targett, Consumer Equity Research.

James Targett - Consumer Equity Research - Analyst

Hello, thank you very much for taking the question. I just wonder if you could just give some color on what’s given you greater confidence in your synergies since speaking to your management recently.

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Well, as I had an opportunity to spend a little bit more time in dialogue, we are able to — I’m able to see more overlap between the two companies. And that’s why we perceive that there could be greater synergies in the area of G&A, particularly as we look at regional overlaps and potentially corporate overlaps.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

James Targett - Consumer Equity Research - Analyst

Okay, thank you. So it was mainly on — was it mainly on costs or revenues that you were — that you’re changing your guidance?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

It’s at the stage of cost. We had put out a target initially of $625 million of cost synergies; we have taken that target up in today’s offer to $675 million of cost synergies.

James Targett - Consumer Equity Research - Analyst

Thank you very much.

Operator

Chris Growe, Stifel Nicolaus.

Chris Growe - Stifel Nicolaus - Analyst

Our question has already been answered, thank you.

Operator

Alexia Howard, Sanford Bernstein.

Alexia Howard - Sanford Bernstein - Analyst

Good morning. I just wanted to ask whether there was any implications for dilution in 2010 I guess, and whether you have any view as to when the timing of the deal might close.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, Alexia, this is Tim. As you know, this is a tender offer and the actual closing per se happens when we will receive control, so over 50.1%. We would expect that to happen in mid-February timeframe. So I would suggest for your modeling purposes you assume that we will have consolidation beginning at about that time. What was your second question, Alexia?

Alexia Howard - Sanford Bernstein - Analyst

It was on whether there was any material—likely to be any material impact on 2010 EPS?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, we’ve stated the expectation for the amount of investment for synergy development; it’s about $1.3 billion, that will happen probably over the first couple of years. So we would expect some dilution in 2010. But again, you’ve seen the number; it’s a nickel accretive in 2011.

Alexia Howard - Sanford Bernstein - Analyst

Okay, thank you very much. I’ll pass it on.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Operator

Jon Feeney, Janney Montgomery.

Jon Feeney - Janney Montgomery - Analyst

Good morning, thank you. Well, I don’t want to jinx you, but congratulations on getting this together at this point anyway.

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Thank you. So far so good.

Jon Feeney - Janney Montgomery - Analyst

Just one question on, looking at this debt level it looks like on a pro forma basis you’re going to be talking about that three times range. Is this a comfortable level for Kraft, the potentially combined Kraft Cadbury going forward, or do you anticipate doing more divestitures along the lines of what you recently did with pizza?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, Jonathan, initially their debt level will be much closer to four times. We would expect then the agencies will — we’ve not gotten confirmation from the agencies, but the expectation is that they will be comfortable with our extending past our credit protection measures for about 18 to 24 months. And we have a plan to bring it down to the levels about where you’ve identified within that timeframe.

We don’t have any planned divestitures; we think that the combined companies will have very strong cash flows which will enable us to bring those levels down. We have, as you know, a couple of smaller divestitures that will be required from antitrust authorities, but past those we have not contemplated any in our plans.

Jon Feeney - Janney Montgomery - Analyst

Great, well thank you very much.

Operator

Ed Aaron, RBC Capital Markets.

Ed Aaron - RBC Capital Markets - Analyst

Thank you. Just wanted to follow up on the earlier question about the 2010 financial impact. Tim, you mentioned that aside of the dilution from the restructuring charges, but if you’re looking at it on an ex-items basis would you still expect it to be dilutive, if you back out those charges?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, there will be some dilution prior to still our realizing the synergies. We do expect in 2010, even excluding what we’ve been able to — what we will call cash EPS in 2010 which will exclude restructuring charges and will exclude amortization of intangibles. We would expect in 2010 yet to be some dilution. We can’t talk about that right now until we’ve had a better chance to go thoroughly through the Cadbury books.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Ed Aaron - RBC Capital Markets - Analyst

And then also on the Cadbury’s stand-alone Vision Into Action program as you’ve done your diligence from September to now, has your confidence level changed at all in that 15% margin target, or do you perhaps see upside to that? Because there seems to be an implication that perhaps that number was actually a bit low.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, I mean we — Cadbury has recently, as you know, updated their expectation for their margins. The interim period — we had envisioned that they would be — that embedded within our expectations were the completion of the Vision Into Action program according to their plans. In addition, we would add in the synergies that we would drive on top of that to be realized in the next couple of years. So we’re not — I’m not prepared right now to give margin projections, but they’re certainly in line with the combination of what Cadbury has historically stated plus what we have.

Ed Aaron - RBC Capital Markets - Analyst

Thank you.

Operator

Jon Cox, Kepler.

Jon Cox - Kepler - Analyst

Yes, good morning and let me say congrats as well to the Kraft team there. I have a couple of questions for you. Just to clarify that Vision Into Action, obviously Cadbury now has a target of 17%, or thereabouts, operating margin by 2013. You’re saying basically that the $675 million will come on top of that? That’s my first question.

Second question, just on the meaningful revenue synergies, I wonder if you can just give us some sort of guesstimate in terms of maybe percentage points on Cadbury sales about what you can actually do there? Because I’ve obviously assumed that’s actually the big reason for the deal.

And then thirdly, just back to the divestments, would you take Cadbury lock, stock and barrel, or do you think there would be some parts that maybe you wouldn’t be interested in? And I’m obviously referring to maybe the more commoditized candy parts of the business. Thank you.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, at this juncture we’re anticipating that with the exception of required divestiture of antitrust authorities that we would take all of Cadbury. Of course within our portfolio, with an expanded portfolio over time we always assess the appropriate fit. But right now we’re quite comfortable and think that there’s good synergy and benefit to all of the pieces. Remind me your other questions?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

I’ll pick up that on the other one about Vision Into Action, Jon. With respect to the target the reality is we need the opportunity to understand what the drivers of those revised targets are. To a large extent some of that may already be in our plan and until we have the opportunity to really sit down with the management it’s a little hard to comment on that. As Tim mentioned though, our base planning was predicated on the plan as it had been laid out and we have built the $675 million of cost synergies on top of that as well as on top of the margin enhancement programs in the base Kraft plan.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Relative to revenue synergies, we’re not quite ready to announce what that is. You may recall that we have upped our overall revenue growth for the combined company. But within that there’s a component that Cadbury’s base revenues are a bit higher than Kraft’s, but also we’ve embedded an expectation for additional revenue synergies that we haven’t quantified at this point.

It will take a couple of years of investment before we’ve realized those as we expand much of the Kraft product line into Cadbury’s distribution channels and vice versa. We think that the cost associated with that will absorb the margins generated for the first couple of years before it starts to turn per margin accretive.

Jon Cox - Kepler - Analyst

Thanks for that. I just wonder if I can add — there’s still a couple of days potentially for a counter bidder to come in on Cadbury. Have you had any indication that somebody may come in at this stage or, as far as you’re concerned, is it a done deal?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

We feel quite confident that we’ve put a very fair price on the table and we would be quite surprised if there’s a counter bidder. But we have no better insight than you do in reading what you see in the press. But we feel quite confident that we have an agreed-upon deal with a fair price and a recommended offer by — a unanimous recommendation by Cadbury’s Board. So we feel quite confident.

Jon Cox - Kepler - Analyst

Great. Many thanks.

Operator

Sachin Shah, Capstone Global Markets.

Sachin Shaw - Capstone Global Markets - Analyst

Good morning or good afternoon. Thanks for taking my call. I just wanted to understand how you came up with a valuation of 13 times? I think you’ve talked about it, but just to get to the bottom line I just wanted to find out 13 times — just wonder how you got to it? And also the shareholder vote that’s coming up, any indication from your shareholders including Berkshire Hathaway on if reducing the stock or share component is going to make it more interesting for Kraft shareholders to vote this through?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Well, may take the shareholder question and then we’ll come back to the multiple question. In the course of this process we’ve obviously had the opportunity to hear from both shareholders on both sides and there was pretty consistency back that both sides would like to see less shares in the transaction and we have changed the mix consistent with that feedback to reflect those views.

As a result of that in the new structure we’re not required to have a shareholder vote — we’re not required by the NYSE to have a shareholder vote because we’ll be issuing less than 20% of our shares outstanding. And so we no longer have a basis under UK regulations to condition our new offer on a shareholder vote.

Sachin Shaw - Capstone Global Markets - Analyst

Okay, thank you very much.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

You wanted — the 13 times is simply a function of the 2000 — the recently reported unaudited 2009 financials by Cadbury on an EBITDA basis and the total consideration that we anticipate paying for the property.

Sachin Shaw - Capstone Global Markets - Analyst

Okay, thanks.

Operator

(inaudible) PNB Paribas.

Unidentified Participant

I’ve got a question from a credit perspective. Just wondering whether you’re preparing for some of the Cadbury bonds to be put back to the Company, in particular due to the fact that they have a change of control clause which could come into play if they were to be rated non-investment grade at some point?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

The Cadbury — I’m sorry, I missed the word — we have fully reflected the best information that we have available, we’ve done a public company due diligence, we’ve had an opportunity to spend some time with the Cadbury management, so we think we are comfortable that we understand the prospects, the planning, etc. And that’s been reflected in our expectation on EPS accretion and dilution in 2010 and $0.05 in 2011.

Unidentified Participant

And can I ask just a follow-up in terms of your ratings. Are you expecting the ratings to be confirmed you said? Are you looking at potentially the ratings of Kraft to be BBB- or anything above that?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

I’m sorry, I missed that question. We have not had the opportunity to get the firm opinion from the rating agencies. But we think we have constructed a capital structure with cash flows that will keep our credit measures, as I said, over the next 18 to 24 months we’ll bring them into line and we believe that the agencies will maintain an investment grade credit rating for us. Specifically BBB flat, BBB- I can’t comment, but we expect we will remain investment grade, that is one of the acquisition criteria that we’ve laid out clearly all along.

Unidentified Participant

And perhaps if I may, going forward would you be doing any funding at the Cadbury level or will it all be done at the Kraft level?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Any —?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Planning.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Planning? Funding at the —

Unidentified Participant

Incurring any debt.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

I’m sorry, we would expect that we would fund at the Kraft level.

Unidentified Participant

Thank you very much.

Operator

Vincent Andrews, Morgan Stanley.

Vincent Andrews - Morgan Stanley - Analyst

Thank you. Just wondering on the IRR, when do you think you’ll achieve that, the mid-teens IRR.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Well, I mean an IRR is expected cash flows over time. If the question — when we return on capital in excess of our cost of capital, we would expect it to be probably in the third year.

Vincent Andrews - Morgan Stanley - Analyst

Okay, thank you very much.

Operator

Lee Dunlop, Cazenove.

Lee Dunlop - Cazenove - Analyst

My question has been answered, thank you.

Operator

Andrew Lazar, Barclays Capital.

Andrew Lazar - Barclays Capital - Analyst

Good morning, everyone. Just two things. I guess first, Irene, I’m curious if this deal — obviously if it all goes as planned — does it change any of the metrics that you look at when you evaluate the various assets in your portfolio more broadly? Because as you mentioned, Cadbury obviously would give you a lot of additional scale particularly overseas. And does that change the way perhaps you can view some of the businesses that you might have needed more from a scale perspective in the past that wouldn’t play necessarily the same role going forward?

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

I think it’s premature to comment on that, Andrew. Obviously we will continue to look at the portfolio. I think the criteria that we’ve laid out of assessing growth potential, margin opportunity and share position will continue to be the metrics by which we would evaluate the parts of the portfolio.

But I kind of like the combination of we’ve got some very strong cash generating businesses, we’ve got some very nice growth businesses and the ability to continue to use the cash and invest in the growth feels like a pretty good balance to me as we sit here today. So we are quite excited that there is a compelling strategic and financial rationale to this combination. And I think we’re going to use the next year or two to explore how to best make that work.

Andrew Lazar - Barclays Capital - Analyst

Okay. And then moving forward to thinking about integration, I’m curious if there’s an end game that you have a sense of yet around how you see the organizational structure. I mean, is it more along geographic lines, category lines? And I guess more important, is there anything about the current Cadbury structure that gives you more pause or less or where are the areas from an integration standpoint that you’re more concerned?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

No, I think the structure itself — I think the two companies to come together quite nicely, both structurally and culturally. I think in any acquisition integration it’s about the people. And I think our major objective is to be able to be as clear as possible with where we are going with the combined company once the shares have been tendered and to be able to move toward that as quickly as possible.

Andrew Lazar - Barclays Capital - Analyst

Thank you.

Operator

Pierre Tegner, Oddo.

Pierre Tegner - Oddo - Analyst

Good morning, thank you for taking my question. The question is what is the future commitment of the Cadbury top management in the new company? Do you begin to (inaudible) that and what can we expect concerning Mr. Stitzer and Mr. Carr, for example, in the newco?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

I think it’s a little premature to be commenting at this stage of the game. But there’s lots of talent in the Cadbury organization. One of the reasons that we were interested in the Company was because of the people. And so our content is to work together to build a best of both combined company and that’s how we will proceed.

Pierre Tegner - Oddo - Analyst

And so they are open to participate to the new story of the newco as a rule in joining temporarily with Kraft?

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Well, I can’t speak for any individuals in particular. But what I can tell you is that the Board of Cadbury has recommended this transaction to their shareholders. So I believe they are quite supportive.

Pierre Tegner - Oddo - Analyst

Okay, thank you.

Operator

Robert Moskow, Credit Suisse.

Robert Moskow - Credit Suisse - Analyst

Thank you. Irene, I just wanted to get back to the accelerated revenue growth target for 5% plus. We see data every day that shows that the consumer staples environment has not really picked up and in some cases in some channels it’s actually decelerating. Can you just give us a sense of your synergy targets and your earnings accretion targets, to what extent is it driven by the revenue growth? And if the economy continues to be weak would that be a risk to your target? Thank you.

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Well, Robert, as Tim mentioned earlier, the economics are predicated on the cost synergies. We’ve identified, as I mentioned, $675 million of cost synergies, they’re very tangible and we’ve identified the areas where we expect those to come from.

We do see a potential for meaningful revenue synergies coming primarily from the fact that the two companies are highly complementary both in terms of portfolio, in terms of geography and in terms of channel penetration. But we’re not — the economics of our proposition do not take those into account in a large way simply because in the early years they do require, as Tim said, some upfront investment.

Robert Moskow - Credit Suisse - Analyst

Okay, just as a quick follow-up, can you give us the top three areas maybe by category or region that you see revenue synergy opportunity? I guess US confectionery plus Nabisco might be one?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

I guess I would say — I’d say it a little bit differently. I really start looking at it geographically; certainly the opportunity for the two chocolate businesses to come together creates great opportunities for us both from a product development standpoint as well as from a portfolio standpoint. But the biggest single opportunities we see are filling in geographic white spaces.

So the opportunity to put our portfolio of products through their infrastructure in markets like India and Mexico and then similarly the opportunity to put their portfolio of products through our infrastructure in markets like Brazil and Russia and China. And so that’s how we see the synergies playing out. All of the synergies we have looked at are high odds synergies; we have done this many times before and I feel highly confident that we will be able to achieve these.

Robert Moskow - Credit Suisse - Analyst

Great. Thank you.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Operator

Ian Davey, Nomura.

Ian Davey - Nomura - Analyst

Good morning, everybody. Just a quick follow-up on the comment you guys made earlier about closure being mid February. And obviously the first tender closes the 2nd of February. Is there anything remaining realistically that’s going to prevent you from declaring the offer wholly unconditional once get the tender numbers back from the 2nd? I’m assuming that you guys will clear 50% very, very easily. Obviously you don’t need the Kraft vote anymore, you have antitrust, etc., etc.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, at some point when we feel comfortable that we have a majority and meet the requirements that we need we will consider lifting the remaining conditions. You’re right, February 2nd is the date of proxy (inaudible), but there will be — we can’t be assured that there will be — we will have everything we need at that point. We’ll have to assess that as we get closer to it.

Ian Davey - Nomura - Analyst

And just to follow-up, I mean the only thing I see in your stated conditions are the NYSE listing for the new shares. Presuming that’s not going to be any real barrier.

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

We don’t anticipate that there will be a problem with that, no.

Ian Davey - Nomura - Analyst

Indeed. All right, thank you, guys.

Operator

David Palmer, UBS.

David Palmer - UBS - Analyst

My question is on integration risk. How do you think Kraft is better positioned to integrate and to continue to execute in the market perhaps better than it was a decade ago? And in particular, I’m curious about how you might think you’re really pursuing two integrations at one time, especially in the international markets with LU and now Cadbury. And given that these businesses — the new businesses, the new Kraft in these international markets may rival or eclipse your old Kraft, how might this make the integration easier or harder in your view? Thanks.

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

Actually, David, I think we’re well-positioned and it makes it somewhat easier. We just completed the integration in the developing markets; we actually did that within six months of the acquisition in those markets. You’ve seen the results there, they’re forming exceptionally well. And I think we actually are a good prototype of what you might expect. Many of those businesses of the combined business are run by former LU executives and we would expect to see much the same in this integration.

Similarly, we’re in the process of integrating — completing our integration of the LU Biscuit business in Europe. We’ve got a team in place and our expectation is as we finish that up we will be able to bring this business in as well. But we are contemplating an integration structure that will facilitate our ability to make sure that we can protect the base business while we are doing the integration.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

In North America it’s a very different business, it’s a relatively smaller business. And for the most part in North America the base Kraft business will continue business as usual and we are looking forward to the opportunity to leverage the immediate consumption infrastructure to be able to put the broader Kraft portfolio through.

So I think the — as we’ve laid out the acquisition plan it’s very much from a perspective of dividing and conquering if you will. And we are quite confident that we have the right resources in place to enable us to make sure that we’ve taken care of the base business while we are integrating the Cadbury business.

David Palmer - UBS - Analyst

As a follow-up on the LU Biscuit integration and what’s left in terms of incremental synergies there and savings, the focus now is on developed markets? And could you perhaps remind me what the incremental savings target would be from that business for this year, 2010?

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

For LU? Well, we identified at the time about 7% of revenue in synergies and we have comfortably exceeded those targets. So we’ve basically gotten the synergy capture we had hoped for and we’re now — again, most of those synergies, the initial synergies were cost synergies associated with some of the redundancies and then revenue synergies coming from white space distribution, the opportunity to put OREO into the UK for example, the opportunity to put OREO into Greece — those kinds of opportunities.

And that’s exactly the sort of the synergy capture that we expect to see with LU. In each case — I’m sorry, with Cadbury. In each case what we are — in any given market the manager has a finite number of tasks here; typically they have perhaps one more category to add to their current portfolio. So it’s quite a manageable task. And as I said, we have a good track record in understanding how best to plan these kinds of integrations and, importantly, how to execute them.

David Palmer - UBS - Analyst

Thank you very much.

Operator

[Simon Freeman], Credit Suisse.

Simon Freeman - Credit Suisse - Analyst

My question has been answered. Thank you.

Operator

Eric Sarossa, Consumer Edge Research.

Eric Sarossa - Consumer Edge Research - Analyst

Good morning, or good afternoon I should say. I had a quick question for Tim regarding financing. Any color you could give us in terms of how you plan to refinance the bridge loan? Should we expect it to be plain vanilla debt in a mixture of currencies or are you looking to equity linked markets as well?

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

We will consider all sources, but at this point we expect primarily to be straight debt in a mixture of currencies, that’s correct.

Eric Sarossa - Consumer Edge Research - Analyst

Okay. And then in terms of the cost synergy target, you did raise it moderately. Is it fair to say that given the timing of how this transaction came together and given how this transaction started as a hostile transaction, and you’ve mentioned several times that you really haven’t had full access to Cadbury’s books yet, that perhaps there is a greater chance or greater potential than in a typical transaction for your synergy estimates to be raised?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Well, we have continued over the past four months to study and refine, we’ve worked with outside consultants. We have had, as you know, our synergy targets confirmed, both the original $625 million and the revised $675 million have been reviewed and reported on by an independent accounting firm, [Ian White]. And as we gathered more information, better assessment we felt quite comfortable that we could raise the targets.

We did have a bit of opportunity to explore with the Cadbury folks to see a little bit about what their plans are and they had independently, as they had previously reported, had a synergy report by another accounting firm. And we had an opportunity to view that and assess that relative to the targets we’ve established and felt quite comfortable in raising the level to the level we currently have of $675 million.

Eric Sarossa - Consumer Edge Research - Analyst

Okay, great. And finally, any commentary you could give in terms of the pacing of either the $675 million or the $1.3 billion of cash costs associated with the integration?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, we’re expecting by the third year that we will have reached the full run rate level of synergies. And I would say the cash spending will be pretty much phased over the first three years similarly maybe with a little bit heavier weighting in year one and particularly year two.

Eric Sarossa - Consumer Edge Research - Analyst

Okay, thanks a lot.

Chris Jakubik - Kraft Foods, Inc. - VP of IR

Operator, we probably have time for one final question.

Operator

Warren Ackerman, Evolution Securities.

Warren Ackerman - Evolution Securities - Analyst

Hi, it’s Warren Ackerman here at Evolution Securities in London. Two questions. Are you considering a dual quote in London and New York or will you delist Cadbury’s LSE quotes on completion of the deal? That’s the first question.

And I guess the second question is — Cadbury employees and unions are clearly going to be very concerned about your plans for both jobs and the factory footprint. At the beginning of this whole process you gave some assurances about a UK factory footprint. I was wondering whether you’re in a position today to reiterate that. And I do appreciate it’s very early days, but any thoughts on that would be appreciated. For example, will there be any compulsory redundancies or site closures for example? Thanks.

FINAL TRANSCRIPT

Jan. 19. 2010 / 8:00AM ET, KFT - Kraft Foods To Host Investor Conference Call To Discuss Recommended Final Offer for Cadbury plc

Irene Rosenfeld - Kraft Foods, Inc. - Chairman, CEO

No, I would reiterate the commitments that made at the outset, Warren. We expect to continue with a significant — Cadbury’s significant presence in this market. We believe that the enhanced scale of the combined company will allow us to continue to invest in facilities like Bournville, as well as to continue to operate the facility in Summerdale. And we believe that in the net, given the profile, the footprint of our combined entity, that we will be a net importer of jobs to the UK. So I feel quite confident about the investments that we will be making.

Warren Ackerman - Evolution Securities - Analyst

Thank you, Irene. And the quote?

Tim McLevish - Kraft Foods, Inc. - EVP, CFO

Yes, relative to a dual listing, we would not consider a dual listing that would require maintenance of separate share registers and separate legal entities between the US and the UK. However, we will certainly explore means of enabling UK shareholders to trade on European exchanges.

Warren Ackerman - Evolution Securities - Analyst

Very clear. Thank you.

Chris Jakubik - Kraft Foods, Inc. - VP of IR

Okay, thank you.

Operator

Thank you. This does conclude today’s conference. Please disconnect your lines at this time and have a wonderful day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE
CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR
INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE
APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE
BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE
APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT
OR OTHER DECISIONS.

© 2010 Thomson Reuters. All Rights Reserved.

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission (“SEC”) but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This notice is neither an offer to purchase nor a solicitation of an offer to sell Cadbury ordinary shares or Cadbury ordinary shares represented by Cadbury American Depositary Shares (“Cadbury ADSs”). The Offer is made to U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) and Canadian residents who hold Cadbury ordinary shares and holders of Cadbury ADSs, wherever located, by the prospectus/offer to exchange dated January 19, 2010 and the related Form of Acceptance and ADS Letter of Transmittal (each as defined in the prospectus/offer to exchange) and any amendments or supplements thereto. All holders of Cadbury ordinary shares who are not U.S. holders or residents of Canada will receive separate offer documents (to the extent permitted by relevant laws and regulations). The Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Cadbury ordinary shares or Cadbury ADSs in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Kraft Foods Inc. by one or more registered brokers or dealers licensed under the laws of such state or jurisdiction.

Notice of Recommended Final* Offer for Ordinary Shares

(including ordinary shares represented by American Depositary Shares)

of

Cadbury plc

for

500 pence in cash

and 0.1874 shares of common stock

of

Kraft Foods Inc.

Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), announces its recommended final* offer to acquire each of the issued and to be issued ordinary shares of 10 pence each of Cadbury plc, including Cadbury ordinary shares represented by Cadbury ADSs, for 500 pence in cash and 0.1874 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”), on the terms and subject to the conditions set forth in the prospectus/offer to exchange dated January 19, 2010 and in the related Form of Acceptance and ADS Letter of Transmittal (the offer reflected by such terms and conditions and, where the context so requires, any subsequent revision, variation, extension or renewal of such offer, including any election or alternative available in connection with it, constitutes the “Offer”). The Board of Directors of Cadbury has unanimously recommended that holders of Cadbury ordinary shares and holders of Cadbury ADSs accept the terms of the Offer. As each Cadbury ADS represents four Cadbury ordinary shares, holders of Cadbury ADSs will receive 2,000 pence in cash and 0.7496 shares of Kraft Foods common stock, in exchange for each outstanding Cadbury ADS validly tendered into, and not withdrawn from, the Offer. Based on the closing share price of $29.58 per share of Kraft Foods common stock on the New York Stock Exchange (“NYSE”) on January 15, 2010, and an exchange rate of $1.63 to £1.00 (as quoted by WM/Reuters on January 18, 2010), the Offer has a value of 840 pence per Cadbury ordinary share and a value of $54.77 per Cadbury ADS. Holders of Cadbury ordinary shares and holders of Cadbury ADSs are together referred to as “Cadbury securityholders.”

Cadbury securityholders who accept the Offer may elect to vary the proportion in which they receive shares of Kraft Foods common stock and cash consideration pursuant to a mix and match facility, including by electing to receive only cash or only shares of Kraft Foods common stock. However, valid mix and match elections will only be satisfied to the extent that other holders of Cadbury ordinary shares or Cadbury ADSs make off-setting elections.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M. NEW YORK CITY TIME (1:00 P.M. LONDON TIME) ON FEBRUARY 2, 2010, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED.

Kraft Foods reserves the right to, and intends to, reduce the number of acceptances required to fulfill the minimum acceptance condition to the Offer from 90% of the Cadbury ordinary shares to which the Offer relates, including those represented by Cadbury ADSs, to 50% plus one Cadbury ordinary share on or after January 26, 2010. The Offer is also subject to the other conditions described in the prospectus/offer to exchange under the heading “Appendix A—Conditions and Further Terms of the Offer.” Cadbury securityholders who have already accepted the Offer and whose willingness to accept the Offer is affected by the reduction in the minimum acceptance condition should consider withdrawing their Cadbury ordinary shares, including those represented by Cadbury ADSs, from the Offer.

The Offer and withdrawal rights will expire at 8:00 a.m. New York City time (1:00 p.m. London time) on February 2, 2010, unless the initial offer period is extended. Kraft Foods may extend the Offer beyond this time if (1) a competing bid has been made for Cadbury, (2) the U.K. City Code on Takeovers and Mergers permits or (3) the U.K. Panel on Takeovers and Mergers (the “U.K. Takeover Panel.”) agrees, and, in each case, Kraft Foods complies with the applicable U.S. tender offer rules. Kraft Foods will effect any extension of the Offer by giving oral or written notice to Computershare Investor Services PLC and Computershare Trust Company, N.A. and by making a public announcement no later than 3:00 a.m. New York City time (8:00 a.m. London time) on the U.S. business day or the U.K. business day (whichever is earlier) following the end of the initial offer period, or such later time or date as the U.K. Takeover Panel may agree and in accordance with U.S. tender offer rules.

If the Offer becomes or is declared wholly unconditional on or after February 2, 2010, a subsequent offer period of at least 14 days following the expiration of the initial offer period will start immediately. Kraft Foods may extend the subsequent offer period beyond 14 days until a further specified date or until further notice. The mix and match facility will remain available during the subsequent offer period.

Acceptances of the Offer may be withdrawn at any time until the end of the initial offer period. Acceptances may not be withdrawn during the subsequent offer period, except in certain limited circumstances described in the prospectus/offer to exchange.

The prospectus/offer to exchange and the related Form of Acceptance and ADS Letter of Transmittal contain important information. Cadbury securityholders should carefully read these documents in their entirety before any decision is made with respect to the Offer. Such documents may be obtained without charge at the SEC’s web site at www.sec.gov.

The directors of Kraft Foods, whose names are set out in the section of the prospectus/offer to exchange entitled “Schedule I – Directors and Executive Officers of Kraft Foods,” accept responsibility for the information contained in this notice. To the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this notice for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information.

Cadbury securityholders in the European Union should note that this advertisement is not a prospectus for the purposes of the EU Prospectus Directive. Such Cadbury securityholders should not tender their shares except on the basis of information in the prospectus published on Kraft Foods’ web site pursuant to the EU Prospectus Directive (as supplemented from time to time).

All questions and requests for assistance regarding the Offer should be directed to the information agent, Georgeson Inc., at the address or telephone numbers listed below. Additional copies of the prospectus/offer to exchange, the Form of Acceptance, the ADS Letter of Transmittal and other tender offer materials may be obtained from the information agent and will be furnished promptly at Kraft Foods’ expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The information agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

Toll-Free in the United States (800) 868-1391

Outside the United States (212) 806-6859

January 21, 2009

*	The Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after the date hereof of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.